EXHIBIT 2

The SandRidge Scandal

CNBC

January 22, 2013

Dinakar Singh:

Right.  I think we're not typical activists.  It's not what we do for a living.  But we have 20, 30 stocks that matter, and so when we see one that we think we can actually go and be active and to go in and increase value, we get involved.

Dinakar Singh:	So the official process has started. And so there's a 60-day process in which shareholders get to vote. And if they vote they can replace the full Board and actually effect real change in the company.
Dinakar Singh:	We're at 6.7%.
Dinakar Singh:

Look, I think our concern has been, the assets we think have a lot of value.  But overhead spending has tripled many of its peers' and the highest of any of the company's peers.  And part of that is compensation.  It's all the usual stuff: perks, jets, etc.

But this company is the single worst performing energy stock in the Russell 1000 since its IPO five and a half years ago.  It's in the bottom 1% of all Russell 1000 stocks.  Book value is down over 70%.  The stock is down over 70%.  His pay has been $16 million to $26 million every year.  Overhead spending is 6% plus every year of the market cap.

So essentially when you take high interest expense – because there's huge leverage – and high overhead, the company burns huge amounts of value through all the excess spending.  You can't …  Even if you have a good transaction and a good investment, you lose it through the overhead.

So from our perspective, you need to cut that overhead. You need to focus, so that when you actually get a good result in your own investments, you can actually keep it.
Dinakar Singh:	Listen, I think so. Conceptually you'd hope that someone could afford him. But when you look at what he'd done, the signs aren't good. I think, he hasn't changed his pay, and frankly when we look at his side transactions, they give an indication of a CEO that doesn't care about shareholders.

Stock Picking With TPG-Axon's Dinakar Singh

Bloomberg TV

January 17, 2013

Dinakar Singh:

Look, I think, as we said at the outset, I think this is something that we think requires significant change –  not just a director or two –  to make a difference here.  We think this company has been run the wrong way and I think it is …  It's the worst-performing energy stock since its IPO.  It's one of the worst-performing stocks in the entire Russell 1000 since its IPO.  Book value has declined something like 70% in that time.  They've issued equity five times in five years, even as overhead spending is 70% of market cap.  These are very, very …  It's tough for a shareholder to see that much value get leaked year by year to the management, to the directors and to [constant] transactions as the stock goes down every year.

So from our perspective, I think our view has been this has to change.   And the change starts from the top with a new set of directors that will actually make a difference and run the company with a focus on shareholders, not on management and not on other things.

Dinakar Singh:

I think the important thing in these cases is at the outset to make sure that you've gone through whether or not what you're doing makes sense and whether or not it'll yield you a result that you care about.  Again so much [will be factored in] all the way through, but in all these things I think there's a time to check your map and there's a time to drive, if you will.

And I think from my perspective, when I look at SandRidge as an example, there is tremendous value here.  There aren't a lot of stocks these days where you think you can make 50% to 100% on your investment, if reasonable things happen.  And that's exactly what we think the value proposition is in the case of SandRidge.  In this case though it requires some work.

I think this is less about whether there's value there.  It's more about ensuring that it can be realised and delivered.  So if we can get a solid return in every one of our – those ambitions that matter – we have a very good year.  We had a solid year last year; we've had a decent start this year.  And in many ways, I think from our perspective, this isn't the only thing we're doing.  But I think we spent great time and care in every investment.  This one just happens to be more visible.

Dinakar Singh:

I think from our perspective, look, we've done this before periodically when it's made sense.  I think we spend a lot of time and energy, again, on everything we do.  So in that sense I think here this has a [inaudible].  It takes up more time right now than let's say some other investments will.  But frankly it's hardly – it's not the entire focus of our day.

And I think in all of this again, it's why one must be selective going in.  In this case I think there's a very clear path by which we can get this result.  Over the next few months, shareholders get to decide whether they like the current board or they want a new board.  Unlike other companies, like Chesapeaker, where that process isn't in place, it'll take years to get that sort of change.  Here we've started the proxy process that gives the shareholders the right to change the entire board in the next 60 days.

And so I think from our perspective there's a real [final] path out there.

Hedge fund not satisfied with SandRidge's explanation of CEO Ward's dealings

The Oklahoman

By: Jay F. Marks

January 28, 2013

"TPG-Axon Capital, which owns about 6.7 percent of the company's outstanding stock, said Friday's statement from the SandRidge board did not refute its allegations of 'front running' by Ward."

"TPG-Axon called that response disappointing because of its disregard for the facts and the company's stockholders.

'There can be no doubt that SandRidge's board of directors has failed stockholders by allowing its CEO's immediate family, using entities he created or funded, to compete with the company in one of the most crucial aspects of its primary business — acquiring the mineral rights to land in the Mississippian,' TPG said in a statement Monday."

"'We believe the time has long passed to simply 'consider' the appointment of independent counsel — that should have been done already,' TPG-Axon said. 'The board should suspend Mr. Ward while they engage credible experts to analyze the transactions and review the behavior.

We challenge the board to either do something, or make clear they will not. Stockholders cannot afford more inactivity or delay by their board.'"

"TPG-Axon has accused WCT Resources LLC, a company formed by trusts created for Ward's children, of buying mineral leases in the area then selling them to SandRidge, often maintaining an interest in future wells.

The hedge fund rejected the notion that WCT is an independent company, noting it is run by Ward's son and recently shared an address with SandRidge.

'We challenge the board to show that the pattern of overlap between WCT Resources and SandRidge is modest compared to that of others. It is simply astonishing that family-controlled entities are active in the same business that SandRidge is active in,' TPG-Axon said. 'It is even more astonishing that these entities have frequently, as opposed to rarely, appeared ahead of, or alongside, SandRidge in areas of interest.'

As a result of its concerns about the company, TPG-Axon is asking fellow SandRidge shareholders to oust Ward and other board members in favor of its own slate of directors."

No peace offering

Reuters BreakingViews

By: Christopher Swann

January 25, 2013

"They have been calling for the oil chief's head over his financial excesses and conflicts of interest."

"There are plenty of governance tweaks that might help assuage some angry shareholders, such as hedge fund TPG-Axon, which is rallying support for a vote to oust the entire board."

SandRidge chief in payment allegations

Financial Times

By: Ed Crooks

January 24, 2013

"SandRidge, the Oklahoma-based oil and gas producer, has paid $9.5m over five years to companies linked to Tom Ward, chief executive, and his family, according to one of its largest shareholders.

TPG-Axon, a hedge fund that owns 6.7 per cent of SandRidge, published a presentation on Wednesday afternoon alleging that companies connected to Mr Ward and his family acquired oil and gas production leases and then quickly sold them on to SandRidge.

TPG-Axon, which has been pushing for SandRidge's directors to be replaced, urged the board to investigate Mr Ward, and suggested shareholders' interests may have been damaged by what it described as 'related party land transactions'. It added: 'It seems clear to us that entities related to the Ward family have been active competitors to SandRidge Energy in the acquisition and sale of mineral rights.'"

"TPG-Axon said it had collected information from court houses and records offices in Kansas and Oklahoma, revealing several transactions in which companies linked to Mr Ward and his family had taken up leases that were either then sold to SandRidge, or were adjacent to leases later taken out by SandRidge."

"TPG-Axon cited, as examples of transactions that it said raised questions, deals where landowners in Oklahoma had signed leases with WCT Resources. These were sold on to SandRidge two to six months later. The company has said in the past it is important to buy leases 'quietly and inexpensively', TPG-Axon said."

SandRidge shareholder presents allegations against CEO Tom Ward

The Oklahoman

By: Jay F. Marks

January 23, 2013

"Activist SandRidge Energy Inc. shareholder TPG-Axon Capital on Wednesday revealed some details behind its accusations of self dealing against CEO Tom Ward.

The hedge fund is questioning a series of 'related party transactions' reported by SandRidge involving entities associated with Ward.

"The Wednesday filing by TPG-Axon spotlighted some deals by Ward family entities WCT Resources LLC and TLW Land and Cattle that it said were not disclosed to shareholders or the U.S. Securities and Exchange Commission.

'In a number of instances, WCT Resources has moved ahead of the company to acquire mineral rights from third parties, and then flipped them to SandRidge just weeks or months later,' according to the presentation. 'More worryingly, it appears that WCT Resources has acquired acreage in advance of purchases by SandRidge in the same area, and then either sold it to third parties or kept it.'

TPG-Axon, which owns about 6.7 percent of the company's outstanding stock, has hired investigators to review lease information on a small percentage of SandRidge's 2 million acres in the Mississippi Lime play, leading it to conclude the Ward entities have been competing with SandRidge to acquire mineral rights.

'In the interest of transparency, we are providing examples of transactions we have discovered to help illustrate the nature of activity we are observing,' the company said in Wednesday's filing. 'Our investigation continues, and we expect to update stockholders as we learn more.'

The 32-page filing includes six examples of one of the Ward entities leasing mineral rights and 'flipping' them to SandRidge, while documenting 15 instances when the entities acquired acreage adjacent to SandRidge's holdings. None of the 'adjacent acquisitions' were disclosed in SEC filings, according to the hedge fund's presentation.

TPG-Axon called on SandRidge's board to investigate the nature of the interaction between the company and the entities controlled by the Ward family."

"TPG-Axon has launched a consent solicitation, urging other SandRidge shareholders to oust Ward and the rest of SandRidge's current board."

SandRidge investor asks board to investigate CEO Ward

Reuters

By: Michael Erman

January 17, 2013

"A top SandRidge Energy Inc (SD) investor called on the company's board to investigate allegations that Chief Executive Tom Ward and a company run by his son engaged in 'persistent front running of the company.'

Mount Kellett Capital, which holds about 4.5 percent in SandRidge, said in a letter on Thursday that it was reviewing allegations by another investor, TPG-Axon, that Ward and his son acquired mineral rights and sold them to SandRidge or other oil and gas companies at a profit."

"Hedge fund TPG-Axon Capital and Mount Kellett have been pressing to replace Ward and the board and to put the company up for sale."